Exhibit 99.1

Unaudited Interim Report

for the three-month period ended

31 March 2014

The following is a review of our financial condition and results of operations as of 31 March 2014 and for the three-month periods ended 31 March 2014 and 2013, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev NV/SA for the three-month period ended 31 March 2014, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2013 filed with the SEC on 25 March 2014 (“2013 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2013 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 31 March 2014 and for three-month periods ended 31 March 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 31 March 2014 and for three-month periods ended 31 March 2014 and 2013. The reported numbers as of 31 March 2014 and for three-month periods ended 31 March 2014 and 2013 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the three-month periods ended 31 March 2014 and 2013 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company based in Leuven, Belgium, listed on Euronext Brussels under the symbol ABI. ADSs representing our ordinary shares trade on the NYSE under the symbol BUD. We are the world’s largest brewing company by volume, and one of the world’s top five consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®. We also produce and distribute soft drinks, particularly in Latin America. Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2013, we employed approximately 155,000 people, with operations in 24 countries across the world. Given the breadth of our operations, we are organized along seven business segments: North America, Mexico, Latin America North, Latin America South, Europe, Asia Pacific and Global Export & Holding Companies. The first six segments correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2013 Annual Report for further discussion of risks and uncertainties that could impact our business.

        These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•	local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•	financial risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•	changes in government policies and currency controls;

•	tax consequences of restructuring and our ability to optimize our tax rate;

•	continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•	the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina and other central banks;

•	changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations, changes to tax benefit programs as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	the risk of unexpected consequences resulting from acquisitions, including the combination with Grupo Modelo, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost effectively implement these transactions and integrate the operations of businesses or other assets that we acquired and the extraction of synergies from the Grupo Modelo combination;

•	the outcome of pending and future litigation, investigation and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this interim unaudited condensed consolidated financial statements report that are not historical; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that these forward-looking statements are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2013 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Summary of Changes in Accounting Policies

Effective 1 January 2014, we combined our Western Europe and Central & Eastern Europe Zones into a single Europe Zone, we transferred the responsibility of the company’s Spanish operations from Global Export and Holding Companies to the Europe Zone, and we transferred the management responsibility for Cuba to the Zone Latin America North. The 2013 Western Europe and Central & Eastern Europe and Latin America North information have been adjusted for comparative purposes.

Results of Operations for the Three-Month Period Ended 31 March 2014 Compared to Three-Month Period Ended 31 March 2013

The table below presents our condensed consolidated results of operations for the three-month periods ended 31 March 2014 and 2013:

	Three-month period ended 31 March 2014	Three-month period ended 31 March 2013	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	105,993	89,963	17.8
Revenue	10,605	9,169	15.7
Cost of sales	(4,287)	(3,904)	(9.8)
Gross profit	6,318	5,265	20.0
Distribution expenses	(1,044)	(939)	(11.2)
Sales and marketing expenses	(1,661)	(1,277)	(30.1)
Administrative expenses	(689)	(491)	(40.3)
Other operating income/expenses	203	193	5.2
Exceptional items	(20)	(26)	23.1
Profit from operations	3,107	2,725	14.0

EBITDA, as defined(2)	3,860	3,404	13.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. Following the combination with Grupo Modelo, we are fully consolidating Grupo Modelo in our financial reporting as of 4 June 2013 and are reporting the Grupo Modelo volumes in the reported volumes as of that date.

The table below summarizes the volume evolution by zone:

	Three-month period ended 31 March 2014	Three-month period ended 31 March 2013(2)	Change
	(thousand hectoliters)		(%)(1)
North America	28,919	28,356	2.0
Mexico	8,918	—	—
Latin America North	30,981	28,573	8.4
Latin America South	10,210	9,826	3.9
Europe	8,767	9,082	(3.5)
Asia Pacific	14,487	12,614	14.8
Global Export & Holding Companies	3,712	1,512	145.5

Total	105,993	89,963	17.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes on the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our consolidated volumes for the three-month period ended 31 March 2014 increased 16.0 million hectoliters, or 17.8%, to 106.0 million hectoliters compared to our consolidated volumes for the three-month period ended 31 March 2013. The results for the three-month period ended 31 March 2014 reflect the performance of our business after the completion of certain acquisitions we undertook in 2013.

•	The 2013 combination with Grupo Modelo, which will be included until 4 June 2014 as a change to our consolidated scope, increased our volumes by 11.4 million hectoliters during the three-month period ended 31 March 2014. The acquisition primarily affects the Mexican zone and, to a lesser degree, our European and Global Export & Holding Companies volumes.

•	The 2013 acquisition of four breweries in China impacted positively our volumes by 0.7 million hectoliters for the three-month period ended 31 March 2014 compared to the same period last year.

Excluding volume changes attributable to the acquisitions described above, our own beer volumes increased 4.6% in the three-month period ended 31 March 2014 compared to our own beer volumes for the three-month period ended 31 March 2013. On the same basis, in the three-month period ended 31 March 2014, our non-beer volumes grew by 3.0% compared to the same period in 2013.

North America

In the three-month period ended 31 March 2014, our volumes in North America increased by 0.6 million hectoliters, or 2.0%, compared to the three-month period ended 31 March 2013.

Our shipment volumes in the United States grew by 2.1% and our beer sales-to-retailers adjusted for the number of selling days declined by 2.6% during the three-month period ended 31 March 2014 compared to 31 March 2013. On the same basis, we estimate that United States industry beer sales-to-retailers adjusted for the number of selling days declined by 1.7%, driven by unfavorable weather across most of the country and the shift of the Easter holiday into the second quarter of 2014. The growth in our shipment volumes during the three-month period ended 31 March 2014 was driven, in part, by an increase in wholesaler inventory levels as part of contingency planning ahead of labor negotiations with our 12 US breweries. Negotiations came to a successful close on 30 April 2014 when we announced that a new five-year agreement with the Teamsters had been reached.

In Canada, our beer volumes decreased by 1.3% during the three-month period ended 31 March 2014 compared to the same period last year, due to a weak industry driven by very cold weather. We assumed the distribution of the Grupo Modelo brands in Canada, from Molson Coors, at the beginning of March 2014.

Mexico

Our volumes in Mexico were 8.9 million hectoliters in the three-month period ended 31 March 2014 following the inclusion of Grupo Modelo volumes in our results as from 4 June 2013.

Latin America North

In the three-month period ended 31 March 2014, our volumes in Latin America North grew by 2.4 million hectoliters, or 8.4%, compared to the same period in 2013, with beer volumes increasing 10.3% and soft drink volumes increasing 3.1% on the same basis.

In Brazil, our beer volumes grew by 10.9% during the three-month period ended 31 March 2014. We estimate that beer industry volumes grew by approximately 12% during the three-month period ended 31 March 2014, against a very challenging first quarter in 2013 in which industry volumes declined by approximately 7%. In addition to benefitting from an easy comparable, beer industry volumes in the three-month period ended 31 March 2013 were helped by very good weather during January and February, the later timing of Carnival in 2014, and lower food inflation which helped to ease pressure on consumer disposable income. We estimate that our campaign for a “summer without price increase” was also positive for beer industry volumes.

We estimate that market share for the three-month period ended 31 March 2014 was flat, sequentially, while our year-over-year market share declined by approximately 60 bps to 67.5%.

Latin America South

        Latin America South volumes for the three-month period ended 31 March 2014 increased by 0.4 million hectoliters, or 3.9%, with beer volumes increasing 4.6% and non-beer volumes increasing 2.9%, compared to the same period in 2013. On the same basis, our beer volumes in Argentina grew by 5.1% as a result of an easy comparable versus the same period last year and a good contribution from our innovations. Our estimated beer market share was marginally down after reaching an all-time high at the end of 2013.

Europe

Our volumes, including subcontracted volumes, for the three-month period ended 31 March 2014 decreased by 0.3 million hectoliters, or 3.5%, compared to the three-month period ended 31 March 2013. Excluding the acquisitions described above, beer volumes for the three-month period ended 31 March 2014 decreased 4.4%, driven by year-over-year differences in our off-trade channel promotional calendar as a result of the FIFA World Cup in Belgium, the timing of our first quarter price increase in Germany, weak beer industry volumes in Russia, partially offset by strong Budweiser growth on the back of a solid industry performance in the United Kingdom.

Asia Pacific

For the three-month period ended 31 March 2014, our volumes grew 1.9 million hectoliters, or 14.8%, compared to the same period in 2013. Excluding the acquisitions described above, our total volumes would have increased by 9.5% over the same period. On the same basis, our beer volumes in China grew by 9.4%, benefiting from a strong Chinese new year campaign. Our three focus brands of Budweiser, Harbin and Sedrin grew by 13% in the three-month period ended 31 March 2014. We estimate we gained market share of approximately 70 bps to 15.6%.

Global Export & Holding Companies

For the three-month period ended 31 March 2014, Global Export & Holding Companies volumes increased by 0.2 million hectoliters compared to the same period last year.

Revenue

The following table reflects changes in revenue across our business zones for the three-month period ended 31 March 2014 as compared to our revenue for the three-month period ended 31 March 2013:

	Three-month period ended 31 March 2014	Three-month period ended 31 March 2013(2)	Change
	(USD million)		(%)(1)
North America	3,783	3,683	2.7
Mexico	1,042	—	—
Latin America North	2,661	2,635	1.0
Latin America South	791	871	(9.2)
Europe	985	958	2.8
Asia Pacific	858	702	22.2
Global Export & Holding Companies	484	320	51.3

Total	10,605	9,169	15.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes on the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our consolidated revenue was USD 10,605 million for the three-month period ended 31 March 2014. This represented an increase of USD 1,436 million, or 15.7% as compared to our consolidated revenue for the three-month period ended 31 March 2013 of USD 9,169 million. The results for the three-month period ended 31 March 2014 reflect the performance of our business after the completion of certain acquisitions we undertook in 2013 and currency translation effects.

•	The 2013 combination with Grupo Modelo, which will be included until 4 June 2014 as a change to our consolidated scope, positively impacted our consolidated revenue by USD 1,286 million for the three-month period ended 31 March 2014 compared to the three-month period ended 31 March 2013.

•	The 2013 acquisition of four breweries in China impacted positively our consolidated revenue by USD 25 million for the three-month period ended 31 March 2014 compared to the same period last year.

•	Our consolidated revenue for the three-month period ended 31 March 2014 also reflects an unfavorable currency translation impact of USD 742 million mainly arising from currency translation effects in Latin America North and Latin America South.

Excluding the effects of the business acquisitions described above and currency translation effects, our revenue would have increased 9.5% in the three-month period ended 31 March 2014 compared to the three-month period ended 31 March 2013. Our consolidated revenue for the three-month period ended 31 March 2014 was partly impacted by the developments in volumes discussed above. Our revenue per hectoliter for the three-month period ended 31 March 2014 improved as a result of our revenue management initiatives and brand mix as we continue to implement our premiummization strategies.

The main business zones contributing to growth in our consolidated revenues were (i) North America, due to brand mix contribution; (ii) Latin America North, due to the carryover of our 2013 revenue management activities, increased own distribution volumes and premium brand mix improvements; (iii) Latin America South, driven by volumes; and (iv) Asia Pacific driven mainly by improved brand mix and volume.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for three-month period ended 31 March 2014 as compared to the three-month period ended 31 March 2013:

	Three-month period ended 31 March 2014	Three-month period ended 31 March 2013(2)	Change
	(USD million)		(%)(1)
North America	(1,544)	(1,534)	(0.7)
Mexico	(332)	—	—
Latin America North	(882)	(907)	2.8
Latin America South	(269)	(315)	14.6
Europe	(458)	(474)	3.4
Asia Pacific	(468)	(418)	(12.0)
Global Export & Holding Companies	(334)	(256)	(30.5)

Total	(4,287)	(3,904)	(9.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes on the segment reporting .See “—Summary of Changes in Accounting Policies” above.

Our consolidated cost of sales was USD 4,287 million for the three-month period ended 31 March 2014. This represented an increase of USD 383 million, or 9.8%, compared to our consolidated cost of sales for the three-month period ended 31 March 2013. The results for the three-month period ended 31 March 2014 reflect the performance of our business after the completion of certain acquisitions we undertook in 2013 and currency translation effects.

•	The 2013 combination with Grupo Modelo negatively impacted our consolidated cost of sales by USD 474 million for the three-month period ended 31 March 2014 compared to the three-month period ended 31 March 2013.

•	The 2013 acquisition of four breweries in China impacted negatively our consolidated cost of sales by USD 17 million for the three-month period ended 31 March 2014 compared to the same period last year.

•	Our consolidated cost of sales for the three-month period ended 31 March 2014 also reflects a positive currency translation impact of USD 251 million mainly arising from currency translation effects in Latin America North and Latin America South.

Excluding the effects of the business acquisitions described above and currency translation effects, our cost of sales would have increased by 3.7%. Our consolidated cost of sales for the three-month period ended 31 March 2014 was partly impacted by the developments in volumes discussed above and transactional foreign currency impacts, primarily Brazilian real/USD, partially offset by lower commodity prices and production costs.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the three-month period ended 31 March 2014 as compared to the three-month period ended 31 March 2013. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the three-month period ended 31 March 2014 were USD 3,191 million, representing an increase of USD 677 million, or 26.9% compared to our operating expenses for the same period 2013.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the three-month period ended 31 March 2014 as compared to the three-month period ended 31 March 2013:

	Three-month period ended 31 March 2014	Three-month period ended 31 March 2013(2)	Change
	(USD million)		(%)(1)
North America	(317)	(314)	(1.0)
Mexico	(107)	—	—
Latin America North	(330)	(348)	5.2
Latin America South	(76)	(85)	10.6
Europe	(109)	(110)	0.9
Asia Pacific	(68)	(58)	(17.2)
Global Export & Holding Companies	(38)	(25)	(52.0)

Total	(1,044)	(939)	(11.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes on the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our consolidated distribution expenses were USD 1,044 million for the three-month period ended 31 March 2014. This represented an increase of USD 105 million, or 11.2%, as compared to the three-month period ended 31 March 2013. The results for the three-month period ended 31 March 2014 reflect the performance of our business after the completion of certain acquisitions we undertook in 2013 and currency translation effects.

•	The 2013 combination with Grupo Modelo negatively impacted our consolidated distribution expenses by USD 116 million for the three-month period ended 31 March 2014 compared to the three-month period ended 31 March 2013.

•	The 2013 acquisition of four breweries in China impacted negatively our consolidated distribution expenses by USD 3 million for the three-month period ended 31 March 2014 compared to the same period last year.

•	Our consolidated distribution expenses for the three-month period ended 31 March 2014 also reflect a positive currency translation impact of USD 92 million.

Excluding the effects of the business acquisitions and the currency translation effects described above, the increase in distribution expenses would have been 8.3%, mainly driven by the impact of challenging winter weather, partially offset by an improved production footprint in North America, as well as higher transportation costs related to general inflation and a higher weight of own distribution in Brazil.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring, events, surveys and market research. Sales expenses include all costs relating to the sales of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the three-month period ended 31 March 2014 as compared to the three-month period ended 31 March 2013:

	Three-month period ended 31 March 2014	Three-month period ended 31 March 2013(2)	Change
	(USD million)		(%)(1)
North America	(517)	(444)	(16.4)
Mexico	(213)	—	—
Latin America North	(325)	(312)	(4.2)
Latin America South	(86)	(94)	8.5
Europe	(247)	(226)	(9.3)
Asia Pacific	(203)	(159)	(27.7)
Global Export & Holding Companies	(68)	(43)	(58.1)

Total	(1,661)	(1,277)	(30.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes on the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our consolidated sales and marketing expenses were USD 1,661 million for the three-month period ended 31 March 2014. This represented an increase of USD 384 million, or 30.1%, as compared to our sales and marketing expenses for the three-month period ended 31 March 2013. The results for the three-month period ended 31 March 2014 reflect the performance of our business after the completion of certain acquisitions we undertook in 2013 and currency translation effects.

•	The 2013 combination with Grupo Modelo negatively impacted our consolidated sales and marketing expenses by USD 216 million for the three-month period ended 31 March 2014 compared to the three-month period ended 31 March 2013.

•	The 2013 acquisition of four breweries in China impacted negatively our consolidated sales and marketing expenses by USD 4 million for the three-month period ended 31 March 2014 compared to the same period last year.

•	Our consolidated sales and marketing expenses for the three-month period ended 31 March 2014 also reflect a positive currency translation impact of USD 86 million.

Excluding the effects of the business acquisitions described above and currency translation effects, our overall sales and marketing expenses for the three-month period ended 31 March 2014 would have increased 19.5%, with increased support for our brands, innovations and sales activations in all zones. These increased investments include the start of our 2014 FIFA World Cup activations, as well as investments behind proven trade marketing programs, especially in the on-trade channel.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the three-month period ended 31 March 2014 as compared to the three-month period ended 31 March 2013:

	Three-month period ended 31 March 2014	Three-month period ended 31 March 2013(2)	Change
	(USD million)		(%)(1)
North America	(130)	(118)	(10.2)
Mexico	(119)	—	—
Latin America North	(137)	(124)	(10.5)
Latin America South	(28)	(24)	(16.7)
Europe	(89)	(83)	(7.2)
Asia Pacific	(76)	(64)	(18.8)
Global Export & Holding Companies	(111)	(79)	(40.5)

Total	(689)	(491)	(40.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes on the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our consolidated administrative expenses were USD 689 million for the three-month period ended 31 March 2014. This represented an increase of USD 198 million, or 40.3%, as compared to our consolidated administrative expenses for the three-month period ended 31 March 2013. The results for the three-month period ended 31 March 2014 reflect the performance of our business after the completion of certain acquisitions we undertook in 2013 and currency translation effects.

•	The 2013 combination with Grupo Modelo negatively impacted our consolidated administrative expenses by USD 121 million for the three-month period ended 31 March 2014 compared to the three-month period ended 31 March 2013.

•	The 2013 acquisition of four breweries in China impacted negatively our consolidated administrative expenses by USD 4 million for the three-month period ended 31 March 2014 compared to the same period last year.

•	Our consolidated administrative expenses for the three-month period ended 31 March 2014 also reflect a positive currency translation impact of USD 28 million.

Excluding the effects of the business acquisitions and the currency translation effects described above, administrative expenses would have increased by 20.5% as a result of the timing of accruals for variable compensation.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the three-month period ended 31 March 2014 as compared to the three-month period ended 31 March 2013:

	Three-month period ended 31 March 2014	Three-month period ended 31 March 2013(2)	Change
	(USD million)		(%)(1)
North America	14	15	(6.7)
Mexico	54	—	—
Latin America North	107	160	(33.1)
Latin America South	(6)	(4)	(50.0)
Europe	1	3	(66.7)
Asia Pacific	23	10	130.0
Global Export & Holding Companies	10	9	11.1

Total	203	193	5.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes on the segment reporting. See “—Summary of Changes in Accounting Policies” above.

The net positive effect of our other operating income and expenses for the three-month period ended 31 March 2014 was USD 203 million. This represented an increase of USD 10 million, or 5.2%, compared to the three-month period ended 31 March 2013. The results for the three-month period ended 31 March 2014 reflect a negative translation impact of USD 17 million.

Excluding the effects of the business acquisitions and the currency translation effects described above, the net positive effect of our other operating income and expenses would have decreased by 10.7% for the three-month period ended 31 March 2014 as compared to the same period in 2013. This decrease was mainly driven by Latin America North, which reported a one-time credit of approximately USD 55 million during the three-month period ended 31 March 2013.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the three-month period ended 31 March 2014, exceptional items consisted of restructuring charges, business and asset disposals and acquisition costs of business combinations. Exceptional items were as follows for the three-month period ended 31 March 2014 and 2013:

	Three-month period ended 31 March 2014	Three-month period ended 31 March 2013
	(USD million)
Restructuring (including impairment losses)	(24)	(3)
Business and asset disposals (including impairment losses)	16	—
Acquisitions costs of business combinations	(12)	(23)

Total	(20)	(26)

Restructuring

Exceptional restructuring charges (including impairment losses) amounted to a net cost of USD 24 million for the three-month period ended 31 March 2014 as compared to a net cost of USD 3 million for the three-month period ended 31 March 2013. The 2014 charges primarily relate to the integration of Grupo Modelo and to organizational alignments in China, Europe and North America. These charges aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in additional to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals (including impairment losses) amounted to a net benefit of USD 16 million for the three-month period ended 31 March 2014 mainly attributable to additional proceeds from the sale of the Central European operations to CVC Capital Partners.

Acquisitions costs business combinations

Acquisition costs of USD (12) million for the three-month period ended 31 March 2014 primarily relate to costs incurred for the acquisition of Oriental Breweries Korea that closed on 1 April 2014.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the three-month period ended 31 March 2014 as compared to the three-month period ended 31 March 2013:

	Three-month period ended 31 March 2014	Three-month period ended 31 March 2013(2)	Change
	(USD million)		(%)(1)
North America	1,285	1,288	(0.2)
Mexico	312	—	—
Latin America North	1,094	1,104	(0.9)
Latin America South	326	349	(6.6)
Europe	79	68	16.2
Asia Pacific	62	14	342.9
Global Export & Holding Companies	(50)	(99)	49.5

Total	3,107	2,725	14.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes on the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our profit from operations amounted to USD 3,107 million for three-month period ended 31 March 2014. This represented an increase of USD 382 million, or 14.0%, as compared to our profit from operations for the three-month period ended 31 March 2013. The results for three-month period ended 31 March 2014 reflect the performance of our business after the completion of certain acquisitions we undertook in 2013, currency translation effects and the effects of certain exceptional items as described above.

•	The 2013 acquisitions described above positively impacted our consolidated profit from operations by USD 388 million (net) for the three-month period ended 31 March 2014 compared to the three-month period ended 31 March 2013.

•	Our consolidated profit from operations for the three-month period ended 31 March 2014 also reflects a negative currency translation impact of USD 290 million.

•	Our profit from operations for the three-month period ended 31 March 2014 was negatively impacted by USD 20 million of certain exceptional items, as compared to a negative impact of USD 26 million for the three-month period ended 31 March 2013. See “—Exceptional Items” above for a description of the exceptional items during the three-month period ended 31 March 2014 and 2013.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the three-month period ended 31 March 2014 as compared to three-month period ended 31 March 2013:

	Three-month period ended 31 March 2014	Three-month period ended 31 March 2013	Change
	(USD million)		(%)(1)
Profit	1,799	2,527	(28.8)
Net finance cost	897	32	—
Income tax expense	419	333	(25.8)
Share of result of associates	(8)	(167)	(95.2)

Profit from operations	3,107	2,725	14.0
Depreciation, amortization and impairment	753	679	(10.9)

EBITDA, as defined(2)	3,860	3,404	13.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2013 Compared to Year Ended 31 December 2012—EBITDA, as defined” of our 2013 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, amounted to USD 3,860 million for the three-month period ended 31 March 2014. This represented an increase of USD 456 million, or 13.4%, as compared to our EBITDA, as defined, for the three-month period ended 31 March 2013. The results for the three-month period ended 31 March 2014 reflect the performance of our business after the completion of the acquisitions we undertook in 2013 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 20 million (before impairment losses) of certain exceptional items in the three-month period ended 31 March 2014, as compared to a negative impact of USD 26 million during the three-month period ended 31 March 2013. See “—Exceptional Items” above for a description of the exceptional items during the three-month period ended 31 March 2014 and 2013.

Net Finance Cost

	Three-month period ended 31 March 2014	Three-month period ended 31 March 2013	Change
	(USD million)		(%)(1)
Net interest expense	(441)	(443)	0.5
Net interest on net defined benefit liabilities	(30)	(37)	18.9
Accretion expense	(75)	(70)	(7.1)
Other financial results	(320)	295	—

Net finance costs before exceptional finance cost	(866)	(255)	—
Mark-to-market adjustment on derivatives	(31)	231	—
Other financial results	—	(8)	—

Exceptional net finance (cost)/gain	(31)	223	—

Net finance costs	(897)	(32)	—

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the three-month period ended 31 March 2014 was USD 897 million, as compared to USD 32 million for the three-month period ended 31 March 2013, representing an increase of USD 865 million.

        The increase in other financial results in the three-month period ended 31 March 2014 is mainly due to mark-to-market losses of USD 52 million linked to the hedging of our share based payment programs, compared to a gain of USD 402 million during the three-month period ended 31 March 2013. Other financial results in the quarter also include negative currency results and hedging costs. The number of shares included in the hedging of our share-based payment programs, and the share prices at the beginning and end of the quarter, are shown in the table below:

	Three-month period ended 31 March 2014	Three-month period ended 31 March 2013
Share price at the start of the quarter (in euro)	77.26	65.74
Share price at the end of the quarter (in euro)	76.10	77.25
Difference (in euro)	(1.16)	11.51
Number of equity derivative instruments (millions)	28.3	28.3

Exceptional net finance cost was USD 31 million resulting from losses related to mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, compared to a gain of USD 223 million during the three-month period ended 31 March 2013. By 31 March 2014, 100% of the deferred share instrument had been hedged at an average price of approximately EUR 68 per share. The number of shares included in the hedging of the deferred share instrument, and the share prices at the beginning and end of the quarter, are shown in the table below:

	Three-month period ended 31 March 2014	Three-month period ended 31 March 2013
Share price at the start of the quarter (in euro)	77.26	65.74
Share price of additional hedges in the quarter (in euro)	—	66.89
Share price at the end of the quarter (in euro)	76.10	77.25
Number of deferred share instruments at the start of the quarter (millions)	23.1	9.5
Number of deferred share instruments at the end of the quarter (millions)	23.1	16.3

Share of result of associates

Our share of result of associates for the three-month period ended 31 March 2014 was USD 8 million as compared to USD 167 million for the three-month period ended 31 March 2013, attributable mainly to the results of Grupo Modelo in Mexico. Following our combination with Grupo Modelo, we are fully consolidating Grupo Modelo in our financial statements as from 4 June 2013, and stopped reporting Grupo Modelo’s results as results from associates as of that date.

Income Tax Expense

Our total income tax expense for the three-month period ended 31 March 2014 amounted to USD 419 million, with an effective tax rate of 19.0%, as compared to an income tax expense of USD 333 million and an effective tax rate of 12.4% for the three-month period ended 31 March 2013. The 2013 effective tax rate was impacted favorably by the non-taxable nature of gains from derivatives related to the hedging of our share-based programs and derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. The increase in the effective tax rate also results from country profit mix, including the mix impact resulting from the combination with Grupo Modelo.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 427 million for the three-month period ended 31 March 2014, a decrease of USD 49 million from USD 476 million for the three-month period ended 31 March 2013, primarily due to the impact of currency translation.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the three-month period ended 31 March 2014 was USD 1,372 million (compared to USD 2,051 million for the three-month period ended 31 March 2013) with basic earnings per share of USD 0.84, based on 1,631 million shares outstanding, representing the weighted average number of shares outstanding during the three-month period ended 31 March 2014. The decrease in profit attributable to our equity holders during the three-month period ended 31 March 2014 is mainly driven by net finance costs and the increase in the effective tax rate mentioned above.

Excluding the after-tax exceptional items discussed above, profit attributable to our equity holders for the three-month period ended 31 March 2014 would have been USD 1,416 million and basic earnings per share would have been USD 0.87.

Outlook

Our outlook for 2014 is as follows:

We expect an improvement in the trend of United States industry volumes compared to 2013, driven by a stronger economy, partly offset by challenging winter weather in the first quarter 2014. We expect the Mexican beer industry to return to growth in full year 2014, driven by a stronger economy, as well as our own commercial programs. We continue to expect Brazil beer industry volumes to resume growth in full year 2014, helped by the 2014 FIFA World Cup. This is despite the volume impact that will result from the pass-through of the recently announced Federal Excise tax increase. We expect a year of solid industry volume growth in China.

We expect revenue per hectoliter to grow organically in line with inflation, on a constant geographic basis, as a result of continued improvement in mix and revenue management initiatives. When we make estimations on a constant geographic basis, we assume that each country in which we operate accounts for the same percentage of our global volume in 2014 as it did in 2013. In this way, for example, we seek to eliminate the impact for comparative purposes of faster growth in countries with lower revenue per hectoliter.

We expect cost of sales per hectoliter to increase organically by low single digits, on a constant geographic basis, driven by mix and unfavorable foreign exchange transactional impact (primarily BRL/USD), partly offset by favorable global commodity prices, procurement savings and efficiency gains.

We expect distribution expenses per hectoliter to increase organically by low single digits.

We expect a low to mid-teens percentage increase in our sales and marketing investments as we continue to drive top-line performance by supporting our brands. This increase includes investment behind our innovations, the 2014 FIFA World Cup and the scaling up of proven trade marketing programs. We expect the increase in sales & marketing investments to be weighted towards the first half of the year, given the timing of relevant activations.

We expect the average coupon on net debt to be in the range of 4.0% to 4.5%. Net pension interest expense and accretion expenses are expected to be approximately USD 35 million and USD 80 million per quarter, respectively. Other financial results will continue to be impacted by the potential gains and losses related to the hedging of our share-based payment programs.

Our guidance for net capital expenditure in 2014 is approximately USD 4.0 billion, with the increase being driven mainly by consumer and commercial investments linked to our strong innovation pipeline and market programs

Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items) ratio of around 2.0:1. Approximately one third of our gross debt is denominated in currencies other than the US dollar, principally the euro.

Recent Developments

Oriental Breweries

On 1 April 2014, we, KKR and Affinity announced that AB InBev successfully completed the acquisition of Oriental Brewery (“OB”), the leading brewer in South Korea.

The acquisition returns OB to the AB InBev portfolio, after we sold the company in July 2009, following the combination of InBev and Anheuser-Busch, in support of the company’s deleveraging commitment.

Once OB has been fully re-integrated into AB InBev, we expect to drive premium growth by maximizing the combined portfolios of leading beer brands and to achieve improved efficiencies through best-practice sharing. We also plan to leverage its global platform to export OB brands more widely.

The enterprise value for the transaction is USD 5.8 billion, and as a result of an agreement entered into with KKR and Affinity in 2009, we also received approximately USD 320 million in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction. OB estimates that its EBITDA (not comparable to our EBITDA) in 2013 was approximately KRW 529 billion or approximately USD 500 million at exchange rates at the date of the announcement.

Ginsber

On 8 April 2014, we acquired the Siping Ginsber Draft Beer Co., Ltd. (“Ginsber”) in Jilin province, which owns the Ginsber brand. This transaction was part of a series of unrelated transactions announced in the third quarter 2013. Terms of the agreement have not been disclosed.